Exhibit (b)(1)

GOLDMAN SACHS BANK USA

GOLDMAN SACHS LENDING PARTNERS LLC
200 West Street
New York, New York   10282-2198

PERSONAL AND CONFIDENTIAL

May 15, 2017

Thermo Fisher Scientific Inc.

168 Third Avenue
Waltham, Massachusetts 02454

Attention:  Stephen Williamson, Senior Vice President and Chief Financial Officer

Project Panama

Commitment Letter

Ladies and Gentlemen:

You have advised Goldman Sachs Bank USA (“Goldman”) and Goldman Sachs Lending Partners LLC (“GSLP”, together with Goldman, “Goldman Sachs”, the “Commitment Parties,” “we” or “us”), that Thermo Fisher Scientific Inc., a Delaware corporation (the “Company” or “you”), directly or indirectly through one or more of its subsidiaries, intends to acquire (the “Acquisition”) an entity previously identified by you to us as “Panama” (“Target”) (including, without limitation, pursuant to a compulsory acquisition of shares in the Target (as defined below) from each remaining minority shareholder in accordance with section 2:92a or, if applicable, section 2:201a of the Dutch Civil Code if the Compulsory Acquisition Threshold (as defined in the Acquisition Agreement (as defined below)) has been achieved or, if the Compulsory Acquisition Threshold has not been achieved and the Asset Sale Threshold has been achieved and if permitted pursuant to the Acquisition Agreement, the Asset Sale and the Liquidation and Second Step Distribution (each as defined in the Acquisition Agreement)), pursuant to a purchase agreement to be entered into by and among the Target, the Company and a wholly-owned subsidiary of the Company (the “Acquisition Agreement”) and to consummate the transactions described therein and as otherwise contemplated by this Commitment Letter (the “Transactions”), in each case on the terms set forth in this letter and the attached Exhibits A and B hereto (collectively, the “Commitment Letter”).  The Acquisition will be effected through (i) the purchase of the outstanding ordinary shares of the Target by the Company in the Offer (as defined in the Acquisition Agreement) and (ii) as elected by the Company in accordance with Section 2.07(a) of the Acquisition Agreement, following the closing of the Subsequent Offering Period (as defined in the Acquisition Agreement), as it may be extended by the Minority Exit Offering Period (as defined in the Acquisition Agreement), the implementation of the Post-Offer Reorganization (as defined in the Acquisition Agreement). You have also advised us that you will require up to $7.3 billion in debt and/or equity financing in connection with the Acquisition and that the permanent financing for the Acquisition may consist of one or more of the following: (i) borrowings under a term loan facility (the “Term Loan Facility”) and (ii) the issuance of senior unsecured notes and/or mandatorily convertible securities and/or hybrid equity or equity securities (collectively, the

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“Securities”).  You have further advised us that you wish to obtain $7.3 billion in interim bridge financing for the Acquisition (the “Bridge Facility”), having the terms set forth herein and in Exhibit A.

1.                                      Commitments and Agency Roles

You hereby appoint (i) Goldman to act, and Goldman hereby agrees to act, as sole and exclusive administrative agent (in such capacity, the “Administrative Agent”) for the Bridge Facility and (ii) Goldman to act, and Goldman hereby agrees to act, as sole lead arranger and sole bookrunner (in such capacities, the “Lead Arranger”) for the Bridge Facility.  It is agreed that one or more other financial institutions identified by you and us may be given such other roles and titles as we mutually agree with respect to the Bridge Facility, it being understood that (a) the Lead Arranger, in active consultation with you and with your consent (not to be unreasonably withheld), will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they are approached, when their commitments will be accepted, which institutions will participate and the allocations of the commitments among the lenders and the amount and, subject to the Fee Letter (as defined below), distribution of fees among lenders (it being understood and agreed that the Company shall have the right to identify the initial prospective lenders to be approached in the syndication of the Bridge Facility, as well as to determine the commitment levels offered to such lenders), (b) notwithstanding the foregoing, the Company may allocate titles to financial institutions identified by it in consultation with the Lead Arranger (except that no additional lead arrangers, bookrunners or administrative agents may be appointed) and (c) Goldman shall be entitled to “left placement” in all marketing materials (and shall have all associated rights) with respect to the Bridge Facility.  Subject to this paragraph, each of the Lead Arranger and the Administrative Agent will have the rights and authority customarily given to financial institutions in such roles, but the Commitment Parties will have no duties other than those expressly set forth herein and in the Loan Documents (as defined in Exhibit B).  Goldman is pleased to advise you of its several and not joint commitment to provide, or cause one or more of its affiliates to provide, $2.825 billion of the principal amount of the Bridge Facility, and GSLP is pleased to advise you of its several and not joint commitment to provide, or cause one or more of its affiliates to provide, $4.475 billion of the principal amount of the Bridge Facility, in each case on the terms set forth in this Commitment Letter and the Fee Letter and subject only to the conditions set forth in Exhibit B hereto.

Our fees for services related to the Bridge Facility are set forth in a separate fee letter with the Company (the “Fee Letter”), dated as of the date hereof.  In consideration of the execution and delivery of this Commitment Letter by the Commitment Parties, you agree to pay the fees and expenses set forth in Exhibit A hereto and in the Fee Letter as and when payable in accordance with the terms hereof and thereof.  In addition, pursuant to an engagement letter satisfactory to the Lead Arranger (the “Engagement Letter”) between the Company and one or more banking or investment banking institutions of national prominence acceptable to us (the initial institutions party thereto referred to as the “Financial Institution”) dated as of the date hereof, the Company has, among other things, engaged the Financial Institution to act as an underwriter, initial purchaser and/or placement agent in connection with any underwritten offering or private placement of any Permanent Securities (as defined in the Engagement Letter), including the Securities.  Except as otherwise set forth in this Commitment Letter, you agree that no compensation (other than as expressly contemplated by this Commitment Letter and the Fee Letter) will be paid in connection with the Bridge Facility unless you and we will so agree.

2.                                      Conditions Precedent

Our commitments hereunder and our agreements to perform the services described herein are subject only to the satisfaction or waiver of the conditions expressly set forth in Exhibit B hereto.  There shall be no conditions to closing and the initial funding of the Bridge Facility other than those expressly set forth in Exhibit B hereto.

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3.                                      Syndication

As soon as is practicable after the execution and delivery of this Commitment Letter and the public announcement of the Transactions (the “Syndication Commencement Date”), the Lead Arranger intends to syndicate the Bridge Facility to a group of financial institutions selected by the Lead Arranger and the Company as provided in Section 1 above (the “Syndication”; and such financial institutions, together with the Lead Arranger (or its designated affiliates), the “Lenders”) (it being understood that, at the option of the Lead Arranger, the Syndication may be completed in two stages, with the initial stage to be comprised of a syndication to financial institutions that would act as co-arrangers and Lenders and deliver written documentation (which may be in the form of joinder agreements to this Commitment Letter, “back-to-back” commitment arrangements or such other form as the Commitment Parties shall otherwise agree) evidencing their commitments to provide a portion of the Bridge Facility (with any such initial stage commitments reducing the initial commitment of the Commitment Parties hereunder on a pro rata basis), followed by a general syndication to a broader group of financial institutions which would be completed concurrently with the execution and delivery of the Loan Documents (as defined in Exhibit B), in each case to Lenders selected as provided above).

The Company agrees to use commercially reasonable efforts to ensure that the Lead Arranger’s syndication efforts benefit from the existing lending and investment banking relationships of the Company and its subsidiaries.  To facilitate an orderly and successful syndication of the Bridge Facility, you agree that, until the earliest of (a) the Closing Date (as defined in Exhibit A), (b) the completion of a Successful Syndication (as defined in the Fee Letter), (c) the termination of the Syndication as determined by the Lead Arranger and (d) the termination of the commitments in respect of the Bridge Facility (such earliest date, the “Syndication End Date”), the Company will not, without the prior written consent of the Lead Arranger, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of  any debt facility or any debt of the Company or any of its subsidiaries (other than (i) the Bridge Facility, (ii) the Term Loan Facility and the Securities, (iii) other indebtedness contemplated hereby or in the Engagement Letter, (iv) borrowings of up to $2.5 billion under the existing revolving Credit Agreement dated as of July 1, 2016 (as may be amended or modified without increasing the amount of commitments thereunder, the “Existing Revolving Agreement”), (v) the arrangement and syndication of up to $2.5 billion in revolving credit facilities for the Company (the “Replacement Revolving Facilities”) to replace (including in the form of an amendment thereto) the Company’s existing revolving credit facilities available under the Existing Revolving Agreement (it being understood that any such arrangement, syndication or amendment shall be arranged by the Lead Arranger on terms to be mutually agreed), (vi) any commercial paper facility backstopped by the Replacement Revolving Facilities or the Existing Revolving Agreement, (vii) one or more synthetic leases in an aggregate amount not to exceed $50 million and (viii) up to an additional $750,000,000 of other indebtedness that is not incurred solely to refinance the Bridge Facility, provided that, in the case of clause (viii), the issuance or incurrence of any such indebtedness shall be coordinated with the Syndication in consultation with the Lead Arranger), if such syndication, issuance or announcement would reasonably be expected to materially impair the initial syndication of the Bridge Facility.

Until the Syndication End Date, you agree to cooperate with us and provide information reasonably required by us in connection with the Syndication including: (i) the preparation of, as soon as reasonably practicable following the date hereof, a customary information package regarding the business and operations of the Company, including, without limitation, the delivery of all information relating to the Transactions prepared by or on behalf of the Company deemed reasonably necessary by the Lead Arranger to complete the Syndication (including pro formas and projections for at least three years); (ii) the preparation of a customary information package for use in bank meetings and other communications with prospective Lenders in connection with the Syndication; (iii) arranging for direct contact between appropriate senior management, representatives and advisors of the Company with prospective Lenders

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and participation of such persons in such meetings, in all such cases at times mutually agreed upon; and (iv) the hosting, with the Lead Arranger, of one or more meetings with prospective Lenders and, in connection with any such meeting, consulting with the Lead Arranger with respect to the presentations to be made and making available appropriate senior management, representatives and advisors of the Company to rehearse such presentations prior to any such meeting, in each case as reasonably requested by the Lead Arranger and in each case at times and at such places as are mutually agreed upon. You agree that the Lead Arranger has the right to place advertisements in financial and other newspapers and journals at their own expense describing their services to the Company; provided that the Lead Arranger will submit a copy of any such advertisements to the Company for its approval, which approval will not be unreasonably withheld or delayed.  You further agree that any references to the Lead Arranger or any of its respective affiliates made in advertisements or other marketing materials used in connection with the Transactions are subject to the prior written approval of the Lead Arranger which approval shall not be unreasonably withheld or delayed.  Without limiting your obligations to assist with the Syndication as set forth herein, we agree that the completion of the Syndication is not a condition of our commitments hereunder.

The Company will be solely responsible for the contents of any such information package and presentation described in the first sentence of the foregoing paragraph and all other information, documentation or other materials delivered to us in connection therewith, and you acknowledge that the Lead Arranger will be using and relying upon such information without independent verification thereof.  You agree that, subject to the provisions of the next paragraph, such information regarding the Bridge Facility and information provided by the Company or its representatives to the Lead Arranger in connection with the Bridge Facility (including, without limitation, draft and execution versions of the Loan Documents, such information package, such presentation, publicly filed financial statements and draft or final offering materials relating to contemporaneous or prior securities issuances by the Company) may be disseminated on a customary, confidential basis to potential Lenders and other persons through one or more Internet sites (including an IntraLinks workspace) created for purposes of syndicating the Bridge Facility (including hard copy and via electronic transmissions). It is understood that in connection with your assistance described above, you will provide customary authorization letters to the Lead Arranger authorizing the distribution of any such information package to prospective Lenders.

At the request of the Lead Arranger, the Company agrees to assist us in the preparation of a version of the information memorandum and presentation that does not contain material non-public information concerning the Company, the Target, or their respective affiliates or securities.  In addition, the Company agrees, at our request, to identify any information materials that do not contain material non-public information as “PUBLIC” and any information not marked PUBLIC shall be deemed as being suitable only for distribution to prospective Lenders who wish to receive material non-public information (“Private Lenders”).  The Company further agrees that the following documents contain information that may be distributed to all prospective Lenders (unless the Company notifies us promptly that such document should only be distributed to Private Lenders): (x) the drafts and the final Loan Documents, (y) administrative materials prepared by the Lead Arranger for prospective Lenders (including, without limitation, a lender meeting invitation, bank allocation, if any, and funding and closing memoranda) and (z) notifications of changes in the terms and conditions of the Bridge Facility.

4.                                      Information

The Company represents and covenants that (i) all written information and all oral communications made in Lender meetings and due diligence sessions held in connection with the Syndication (other than projections, forward-looking information and information of a general economic or industry-specific nature) that has been or will hereafter be provided by or on behalf of the Company to the Commitment Parties, the Lenders or any of their respective affiliates in connection with the Transactions (with respect

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to information relating to the Target, to the best of the Company’s knowledge), taken as a whole, was and will, when furnished, be true and correct in all material respects and will not when furnished contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, taken as a whole, not materially misleading in light of the circumstances in which such statements were or are made and (ii) any projections that have been or will be made available to the Commitment Parties, the Lenders or any of their respective affiliates by or on behalf of the Company in connection with the Transactions have been and will be prepared in good faith and that the information with respect to the Company will be based upon accounting principles consistent with the audited financial statements of the Company dated as of December 31, 2016 and upon assumptions that are believed by the preparer thereof to be reasonable at the time made (it being understood that projections by their nature are inherently uncertain and no assurances are being given that the results reflected in such projections will be achieved).  You agree that if at any time prior to the Closing Date (to the best of your knowledge with respect to information and projections relating to the Target) any of the representations in the preceding sentence would be incorrect in any material respect if the information and projections were being furnished, and such representations were being made, at such time, then you will use your reasonable best efforts to (or, with respect to information and projections relating to the Target, you will use commercially reasonable efforts to cause the Target to) promptly supplement, or cause to be supplemented, the information and projections so that such representations will be correct in all material respects under those circumstances.

The Company recognizes that, in providing our services pursuant to this Commitment Letter, we will rely upon and assume the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by us for such purposes, and we do not assume responsibility for the accuracy or completeness thereof.  The Commitment Parties will have no obligation to conduct any independent evaluation or appraisal of the assets or liabilities of the Company or any other party or to advise or opine on any related solvency issues.

5.                                      Indemnification

To induce us to enter into this Commitment Letter and the Fee Letter and to proceed with the documentation of the Bridge Facility, you hereby agree to indemnify and hold harmless the Administrative Agent, the Lead Arranger and each other agent or co-agent (if any) designated by the Lead Arranger with respect to the Bridge Facility (each, an “Agent”), each Commitment Party in any other capacity to which they may be appointed by you in connection with the Transactions, each Lender (including, in any event, Goldman Sachs) and their respective affiliates and each partner, trustee, shareholder, director, officer, employee, advisor, representative, agent, attorney and controlling person thereof (each, an “Indemnified Person”) from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses, joint or several, of any kind or nature whatsoever that may be brought by the Company, any of their respective affiliates or any other person or entity and which may be incurred by or asserted against or involve the Administrative Agent, the Lead Arranger, any other Agent, any Lender or any other Indemnified Person as a result of or arising out of or in any way related to or resulting from the Acquisition, this Commitment Letter, the Fee Letter, the Bridge Facility, the Transactions or any related transaction contemplated hereby or thereby or any use or intended use of the proceeds of the Bridge Facility and, upon demand, to pay and reimburse the Administrative Agent, the Lead Arranger, each other Agent, each Lender and each other Indemnified Person for any reasonable, documented out-of-pocket legal or other expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (including, without limitation, in connection with the enforcement of the indemnification obligations set forth herein) (whether or not the Administrative Agent, the Lead Arranger, any other Agent, any Lender or any other Indemnified Person is a party to any action, suit, proceeding or claim out of which any such expenses arise); provided that (x) your obligation to

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reimburse the Indemnified Persons for legal expenses shall be limited to the fees, charges and disbursements of one counsel to all Indemnified Persons (and, if reasonably necessary, of one regulatory counsel and one local counsel in any relevant jurisdiction) and, solely in the case of an actual or potential conflict of interest of which you are notified in writing, of one additional counsel (and if reasonably necessary, of one regulatory counsel and one local counsel in any relevant jurisdiction) to the affected Indemnified Persons, (y) you will not have to indemnify any Indemnified Person against any claim, loss, damage, liability or expense to the extent the same resulted from (i) the gross negligence or willful misconduct of the respective Indemnified Person or any of such Indemnified Person’s affiliates, partners, trustees, shareholders, directors, officers, employees, representatives or controlling person (any such person, a “Related Person”), (ii) a material breach by such Indemnified Person or any of its Related Persons of its express obligations under this Commitment Letter (in each case of clauses (i) and (ii), to the extent determined by a court of competent jurisdiction in a final and non-appealable judgment in any claim, litigation or proceeding brought by you) or (iii) disputes solely among or between Indemnified Persons not relating to any acts or omissions by the Company or its subsidiaries (other than disputes against the Administrative Agent or the Lead Arranger in its capacity or in fulfilling its role as the Administrative Agent, Lead Arranger or any similar role under the Bridge Facility) and (z) each Indemnified Person will repay to the Company any such reimbursement to the extent that it is determined that such Indemnified Person is not entitled to indemnification by virtue of clause (y).  Notwithstanding any other provision of this Commitment Letter, none of the Administrative Agent, the Lead Arranger, any other Agent, any Lender or any other Indemnified Person will be responsible or liable to you or any other person or entity for damages arising from the use by others of any information or other materials obtained through internet, electronic, telecommunications or other information transmission systems except to the extent that such damages resulted from (A) the gross negligence or willful misconduct of the respective Indemnified Person or (B) a material breach by such Indemnified Person of its express obligations under this Commitment Letter (in each case, to the extent determined by a court of competent jurisdiction in a final and non-appealable judgment in any claim, litigation or proceeding brought by you).

Promptly after receipt by any Indemnified Person of notice of the commencement of any such action, suit, proceeding or claim, such Indemnified Person will notify you in writing of the commencement thereof; provided that the omission to so notify you will not relieve you of any liability which you may have hereunder except to the extent you have been materially prejudiced by such failure. The Company shall have the right to assume the defense or control the settlement of any such claim or action and to select counsel with respect thereto, which counsel shall be subject to the approval of the Lead Arranger (such approval not to be unreasonably withheld or delayed), provided that the Company shall not consent to any settlement of or to the entry of any judgment with respect to any such claim or action except in accordance with the provisions of the next succeeding paragraph. Notwithstanding the Company’s right to appoint counsel to represent such Indemnified Person in an action, such Indemnified Person shall have the right to employ separate counsel at the Company’s expense (subject to the limitations in the preceding paragraph) and to participate in the defense of any such claim or action as to it with the consent of the Company (such consent not to be unreasonably withheld or delayed) if (i) the use of counsel chosen by the Company to represent such Indemnified Person would present such counsel with an actual or potential conflict of interest or the Lead Arranger reasonably determines that there are defenses available to it which are in addition to or different from the defenses available to the Company or (ii) the Company shall not have employed counsel satisfactory to such Indemnified Person to represent such Indemnified Person within a reasonable time after notice of the commencement of such action, suit, proceeding or claim.  Notwithstanding the foregoing, any Indemnified Person shall have the right to settle any such claim or action without the consent of the Company; provided that the Company shall have no liability for any settlement entered into without its consent.

The Company will not, without the subject Indemnified Party’s written consent, such consent not to be unreasonably withheld, conditioned or delayed, settle, compromise, consent to the entry of any judgment

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in or otherwise seek to terminate any claim, action or proceeding in respect of which indemnity may be sought hereunder, whether or not any Indemnified Person is an actual or potential party thereto, unless such settlement, compromise, consent or termination (i) includes an unconditional release of each Indemnified Person from any liabilities arising out of such claim, action or proceeding and (ii) does not include any statement as to or any admission of fault, culpability, wrong-doing or a failure to act by or on behalf of any Indemnified Person.

The indemnity and reimbursement obligations of the Company under this Section 5 will be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company and the Indemnified Persons.

Neither we nor any other Indemnified Person will be responsible or liable to you or any other person or entity for any indirect, special, punitive or consequential damages which may be alleged as a result of this Commitment Letter, the Fee Letter or the Transactions. You will not be responsible to us or any other Indemnified Person or any other person or entity for any indirect, special, punitive or consequential damages which may be alleged as a result of this Commitment Letter, the Fee Letter or the Transactions; provided, that your indemnity and reimbursement obligations under this Section 5 shall not be limited by this sentence.

6.                                      Assignments

This Commitment Letter may not be assigned by you without the prior written consent of each of the Commitment Parties (and any purported assignment without such consent will be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person (including stockholders, employees or creditors of the Company) other than the parties hereto (and any Indemnified Person).  Notwithstanding anything else to the contrary herein, (i) each of Goldman and GSLP shall be permitted to assign its commitments and agreements hereunder, in whole or in part, to GSLP and Goldman, respectively, thereby relieving Goldman or GSLP, as applicable, of its commitments and agreements hereunder and (ii) any reduction of the commitments of Goldman or GSLP, pursuant to the terms of this Commitment Letter, may be allocated on a non-pro rata basis, as determined by Goldman and GSLP, as applicable, provided that, in each case under clauses (i) and (ii) above, all parties to the assignment or the non-ratable reduction shall give written notice to the Company promptly thereafter. Each of the Commitment Parties may assign its commitments and agreements hereunder, in whole or in part, to any of its respective affiliates, additional arrangers or any Lender (in each case, in accordance with and subject to the limitations provided in Section 3 above) and upon such assignment, each applicable Commitment Party will be released from that portion of its commitments and agreements hereunder that has been assigned.  This Commitment Letter (including the Exhibits hereto) may not be amended or any term or provision hereof waived or modified except by an instrument in writing signed by each of the parties hereto.

7.                                      USA PATRIOT Act Notification

Goldman Sachs hereby notifies the Company that, pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), it and each other Lender may be required to obtain, verify and record information that identifies the Company, which information includes the name and address of the Company and other information that will allow Goldman Sachs and each other Lender to identify the Company in accordance with the Patriot Act.  This notice is given in accordance with the requirements of the Patriot Act and is effective for Goldman Sachs and each other Lender.

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8.                                      Sharing Information; Affiliate Activities; Absence of Fiduciary Relationship

Please note that this Commitment Letter, the Fee Letter and any written or oral communications provided by the Commitment Parties or any of their respective affiliates in connection with the Transactions are exclusively for the information of the Board of Directors and senior management of the Company and may not be disclosed to any person or entity or circulated or referred to publicly without our prior written consent except, after providing written notice to the Commitment Parties to the extent permitted by law, pursuant to applicable law or compulsory legal process, including, without limitation, a subpoena or order issued by a court of competent jurisdiction or by a judicial, administrative or legislative body or committee.  In addition, we hereby consent to your disclosure of (i) this Commitment Letter and the Fee Letter and such communications to the Company’s officers, directors, agents and advisors who are directly involved in the consideration of the Bridge Facility to the extent you notify such persons of their obligations to keep this Commitment Letter, the Fee Letter and such communications confidential and such persons agree to hold the same in confidence, (ii) this Commitment Letter or the information contained herein (but not the Fee Letter or the information contained therein, other than a version of the Fee Letter redacted in a manner reasonably satisfactory to the Commitment Parties) (A) in any public or regulatory filing relating to the Acquisition, the Bridge Facility or the Securities, to the extent customary or required, (B) in any syndication or other marketing materials, prospectus or other offering memorandum, and (C) to (x) the Target and its officers, directors, agents and advisors who are directly involved in the consideration of the Bridge Facility to the extent you notify such persons of their obligations to keep this Commitment Letter and the information contained herein confidential and such persons agree to hold the same in confidence and (y) any ratings agency on a confidential basis, (iii) the aggregate amounts contained in the Fee Letter as part of the projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transactions to the extent customary or required in offering and marketing materials for the Bridge Facility or the Securities or to the extent customary or required in any public or regulatory filing relating to the Transactions and (iv) the term sheets attached to this Commitment Letter to potential debt providers in coordination with us to obtain commitments to the Bridge Facility from such potential debt providers; provided that the foregoing restrictions shall cease to apply to the extent such information becomes publicly available other than by reason of disclosure in violation of this paragraph.

The Commitment Parties shall use all nonpublic information received by them in connection with the Transactions solely for the purposes of providing the services that are the subject of this Commitment Letter and the transactions contemplated hereby and shall treat confidentially all such information; provided, however, that nothing herein shall prevent any Commitment Party from disclosing any such information (a) (i) to any Lenders or (ii) in each case, to the extent you have consented in writing to the selection of such person  (such consent not to be unreasonably withheld or delayed), to any participants, any prospective Lenders or any prospective participants, (b) in any legal, judicial, administrative proceeding or other process or otherwise as required by applicable law or regulations (in which case such Commitment Party shall promptly notify you, in advance, to the extent permitted by law), (c) upon the request or demand of any regulatory authority having jurisdiction over such Commitment Party or its affiliates (in which case such Commitment Party shall, except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority, give you notice thereof to the extent lawfully permitted to do so), (d) to the employees, legal counsel, independent auditors, professionals and other experts or agents of such Commitment Party (collectively, “Representatives”) who are informed of the confidential nature of such information, (e) to any of its respective affiliates solely in connection with the Transactions (provided that such information shall be provided on confidential basis), (f) to the extent any such information becomes publicly available other than by reason of disclosure by such Commitment Party, its affiliates or Representatives in breach of this Commitment Letter, (g) for purposes of establishing a “due diligence” or other similar defense and (h) for purposes of enforcing the rights of the Commitment Parties under this Commitment Letter; provided that the disclosure of any such information to any Lenders or prospective Lenders or participants or prospective participants referred to above shall be made subject to

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the acknowledgment and acceptance by such Lender or prospective Lender or participant or prospective participant that such information is being disseminated on a confidential basis in accordance with the standard syndication processes of such Commitment Party or customary market standards for dissemination of such types of information.  The obligations of the Commitment Parties under this paragraph shall remain in effect until the earlier of (i) two years from the date hereof and (ii) the date the Loan Documents are entered into, at which time any confidentiality undertaking in the Loan Documents shall supersede the provisions of this paragraph.

As you know, each Commitment Party, together with their affiliates, is a full service financial institution engaged, either directly or through its affiliates, in a broad array of activities, including commercial and investment banking, financial advisory, market making and trading, investment management (both public and private investing), investment research, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage and other financial and non-financial activities and services globally. You acknowledge that the Commitment Parties and their respective affiliates may from time to time effect transactions, for their own account or the account of customers, and may hold positions in loans or options on loans of the Company and other companies that may be the subject of the transactions contemplated by this Commitment Letter and the Fee Letter.  In addition the Commitment Parties and their respective affiliates are full service securities firms and as such may from time to time effect transactions, for their own account or the account of customers, and may hold long or short positions in securities or options on securities of the Company and other companies that may be the subject of the transactions contemplated by this Commitment Letter and Fee Letter.  In addition, you acknowledge that the Commitment Parties have adopted policies and procedures designed to preserve the independence of their research analysts, whose views may differ from those of their respective investment banking affiliates.  The Commitment Parties acknowledge, however, that trading in Company securities after receipt of any non-public information disclosed pursuant to this Commitment Letter until and unless it has been made public, or its improper disclosure to others, could result in violations of federal securities laws.  The Commitment Parties and their respective affiliates may have economic interests that are different from or conflict with those of the Company regarding the Transactions and the other transactions contemplated by this Commitment Letter and the Fee Letter.  You acknowledge that the Commitment Parties have no obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship and you agree not to assert any claims you or your subsidiaries may have against the Commitment Parties for breach of fiduciary duty or alleged breach of fiduciary duty. You acknowledge that the transactions contemplated by this Commitment Letter and the Fee Letter (including the exercise of rights and remedies hereunder and thereunder) are arms’-length commercial transactions and that we are acting as principal and in our own best interests.  The Company is relying on its own experts and advisors to determine whether the transactions contemplated by this Commitment Letter and the Fee Letter are in the Company’s best interests.  You agree that we will act under this Commitment Letter and the Fee Letter as an independent contractor. As you know, Goldman, Sachs & Co. has been retained by the Company (or one of its affiliates) as financial advisor (in such capacity, the “Financial Advisor”) in connection with the Acquisition. Each of the parties hereto agrees to such retention, and further agrees not to assert any claim it might allege based on any actual or potential conflicts of interest that might be asserted to arise or result from, on the one hand, the engagement of the Financial Advisor and, on the other hand, our and our affiliates’ relationships with you as described and referred to herein. In addition, we may employ the services of our respective affiliates in providing certain services hereunder and may exchange with such affiliates information concerning the Company and other companies that may be the subject of the transactions contemplated by this Commitment Letter and the Fee Letter and such affiliates will be entitled to the benefits afforded to us hereunder.

Consistent with our policies to hold in confidence the affairs of our customers, we will not use or disclose confidential non-public information obtained from you by virtue of the Transactions in connection with our performance of services for any of our other customers.  Furthermore, you acknowledge that neither

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we nor any of our respective affiliates have an obligation to use in connection with the Transactions, or to furnish to you, confidential information obtained or that may be obtained by us from any other person.

Please note that the Commitment Parties and their respective affiliates do not provide tax, accounting or legal advice.

9.                                      Waiver of Jury Trial; Governing Law; Submission to Jurisdiction; Surviving Provisions

ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION, SUIT, PROCEEDING OR CLAIM ARISING IN CONNECTION WITH OR AS A RESULT OF ANY MATTER REFERRED TO IN THIS COMMITMENT LETTER OR THE FEE LETTER IS HEREBY WAIVED BY THE PARTIES HERETO.  THIS COMMITMENT LETTER WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK; PROVIDED THAT THE INTERPRETATION OF (A) TARGET MATERIAL ADVERSE EFFECT AND WHETHER A TARGET MATERIAL ADVERSE EFFECT HAS OCCURRED, (B) THE ACCURACY OF ANY ACQUISITION AGREEMENT REPRESENTATION AND WHETHER AS A RESULT OF A BREACH THEREOF THE COMPANY (OR ANY OF ITS AFFILIATES) HAS THE RIGHT TO TERMINATE THEIR RESPECTIVE OBLIGATIONS (OR TO REFUSE TO CONSUMMATE THE OFFER (AS DEFINED IN THE ACQUISITION AGREEMENT)) UNDER THE ACQUISITION AGREEMENT AND (C) WHETHER THE ACQUISITION HAS BEEN CONSUMMATED IN ACCORDANCE WITH THE ACQUISITION AGREEMENT, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED ENTIRELY WITHIN THAT STATE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE CONFLICT OF LAWS PRINCIPLES.  Each of the parties hereto hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, located in the Borough of Manhattan and (b) the United States District Court for the Southern District of New York, located in the Borough of Manhattan, and any appellate court from any such court, in any action, suit, proceeding or claim arising out of or relating to the Transactions or the other transactions contemplated by this Commitment Letter or the Fee Letter or the performance of services hereunder or thereunder  and agrees that all claims in respect of any such action, suit, proceeding or claim may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (ii) waives, to the fullest extent that it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any action, suit, proceeding or claim arising out of or relating to this Commitment Letter or the Fee Letter or the transactions contemplated hereby or thereby or the performance of services hereunder or thereunder in any such New York State or Federal court and (iii) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of any such action, suit, proceeding or claim in any such court.  Each of the parties hereto agrees to commence any such action, suit, proceeding or claim either in the United States District Court for the Southern District of New York or in the Supreme Court of the State of New York, New York County located in the Borough of Manhattan.  A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you are or may be subject, by suit upon judgment.

This Commitment Letter is issued for your benefit only and no other person or entity (other than the Indemnified Persons) may rely hereon.

The provisions of Sections 3, 5, 8 and this Section 9 of this Commitment Letter will survive any termination or completion of the transactions contemplated by this Commitment Letter and the Fee Letter

10

including, without limitation, whether the Loan Documents are executed and delivered and whether or not the Bridge Facility is made available or any loans under the Bridge Facility are disbursed.

10.                               Termination; Acceptance

Our commitments hereunder and our agreements to provide the services described herein will terminate upon the first to occur of (i) receipt by the Commitment Parties of written notice of termination from you, (ii) the consummation of the initial purchase of the shares of the Target pursuant to the Offer (including all fundings of the Bridge Facility to be made on such date in connection therewith), (iii) the abandonment (upon written notification thereof by you) or termination of the Acquisition Agreement, and (iv) 11:59 p.m. (New York City time) on February 15, 2018 if the Acceptance Time (as defined in the Acquisition Agreement) has not occurred at or prior to such time (the “End Date”), unless the closing of the Bridge Facility has been consummated on or before such date on the terms and subject to the conditions set forth herein and in Exhibit B hereto.

This Commitment Letter may be executed in any number of counterparts, each of which when executed will be an original and all of which, when taken together, will constitute one agreement.  Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or other electronic transmission will be as effective as delivery of a manually executed counterpart hereof.  This Commitment Letter and the Fee Letter are the only agreements that have been entered into among the parties hereto with respect to the Bridge Facility and set forth the entire understanding of the parties with respect thereto and supersede any prior written or oral agreements among the parties hereto with respect to the Bridge Facility.  This Commitment Letter is in addition to the agreements of the parties set forth in the Fee Letter.  No person has been authorized by the Commitment Parties to make any oral or written statements that are inconsistent with this Commitment Letter.

Each of the parties hereto agrees that this Commitment Letter is a binding and enforceable agreement (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity) with respect to the subject matter contained herein, including an agreement to negotiate in good faith the Loan Documents in a manner consistent with this Commitment Letter.

Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed copy of this Commitment Letter, together, if not previously executed and delivered, with the Fee Letter on or before 11:59 p.m. (New York City time) on May 16, 2017, whereupon this Commitment Letter and the Fee Letter will become binding agreements between us.  If not signed and returned as described in the preceding sentence by such time and date, this offer will terminate on such date.

[The remainder of this page is intentionally left blank.]

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We look forward to working with you on this assignment.

Very truly yours,

GOLDMAN SACHS BANK USA

By:	/s/ Robert Ehudin
Name: Robert Ehudin
Title: Authorized Signatory

GOLDMAN SACHS LENDING PARTNERS LLC

By:	/s/ Robert Ehudin
Name: Robert Ehudin
Title: Authorized Signatory

Bridge Commitment Letter

ACCEPTED AND AGREED TO AS OF THE DATE FIRST WRITTEN ABOVE:

THERMO FISHER SCIENTIFIC INC.

By:	/s/ Anthony H. Smith
Name: Anthony H. Smith
Title: Vice President, Tax and Treasury and Treasurer

Bridge Commitment Letter

Exhibit A

Summary of Terms and Conditions of the Bridge Facility

Borrower:	Thermo Fisher Scientific Inc., a Delaware corporation (the “Company” or the “Borrower”).

Guarantors:	None.

Sole Bookrunner and Sole Lead Arranger:	Goldman Sachs Bank USA (“Goldman”) will act as sole bookrunner and sole lead arranger (in such capacity, “Lead Arranger”) for the Bridge Facility.

Administrative Agent:

Goldman will act as sole and exclusive administrative agent (in such capacity, the “Administrative Agent”) for the Lenders (as defined below) and will perform the duties customarily associated with such role.

Lenders:

Goldman, Goldman Sachs Lending Partners LLC and other banks, financial institutions and institutional lenders selected as set forth in the Commitment Letter (each, a “Lender” and, collectively, the “Lenders”).

Purpose/Use of Proceeds:

The proceeds of the Bridge Facility will be used to fund, in part, the Acquisition, including the payment of existing Target indebtedness, and to pay all or a portion of the costs incurred by the Company or any of its subsidiaries in connection with the Transactions (the “Transaction Costs”).

Bridge Facility:	Up to $7.3 billion of senior unsecured term loans (the “Bridge Facility”; the loans thereunder the “Loans”; and the commitments thereunder, the “Commitments”).

Availability:	One drawing in U.S. dollars may be made under the Bridge Facility on the Closing Date (as defined below).

Closing Date:

The date on or before the earlier of the abandonment (upon written notification thereof by the Borrower) or termination of the Acquisition Agreement and the End Date, on which the initial borrowings under the Bridge Facility are made and the initial purchase of shares of the Target pursuant to the Offer is consummated (the “Closing Date”).

Maturity:	The maturity date of the Bridge Facility will be the date which is 364 days after the Closing Date (the “Maturity Date”).

Repayment of Loans:	All Loans outstanding under the Bridge Facility will be payable in full on the Maturity Date.

Interest Rate and Certain Fees:	As set forth on Annex A-I.

Exhibit A-1

Interest Payments:

Quarterly for Loans bearing interest based upon the Base Rate; on the last day of selected interest periods (which will be one week or one, two or three months) for Loans bearing interest based upon the Adjusted Eurodollar Rate (as defined in Annex A-I); and upon prepayment (with respect to the principal amounts so prepaid), in each case payable in arrears and computed on the basis of a 360-day year with respect to Loans bearing interest based upon the Adjusted Eurodollar Rate, or Federal Funds effective rate (or a 365/366-day year with respect to Loans bearing interest based upon the Administrative Agent’s prime rate).

Funding Protection:

Customary for transactions of this type, including breakage costs, gross-up for tax withholding, compensation for increased costs and compliance with capital adequacy and liquidity requirements and other regulatory restrictions (including in respect of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Basel III (whether adopted before or after the Closing Date)).

Voluntary Prepayments:

The Bridge Facility may be prepaid in whole or in part without premium or penalty (but with accrued interest) and the commitments may be voluntarily reduced; provided that Loans bearing interest based upon the Adjusted Eurodollar Rate will be prepayable only on the last day of the applicable interest period unless the Borrower pays any related breakage costs.  Voluntary prepayments of the Loans may not be reborrowed.

Mandatory Prepayments and Commitment Reductions:

From and after the date that the Company countersigns this Commitment Letter (the “Acceptance Date”) to the Closing Date, the aggregate commitments in respect of the Bridge Facility under the Commitment Letter or under the Loan Documents (as applicable) shall be permanently reduced, and after the Closing Date, the Commitments, if any, and the aggregate Loans under the Bridge Facility shall be reduced and prepaid, respectively, in each case, on a dollar-for-dollar basis, by the following amounts, within one business day of receipt of such amount (or, with respect to commitment reductions in connection with the Term Loan Facility, the date of execution by the Company and one or more financial institutions and effectiveness of committed definitive loan documentation with respect to the Term Loan Facility conforming to the description in Clause 1(y) below):

1.

Incurrence of Indebtedness:  (x) without duplication of any commitments reduced pursuant to clause (y) below, 100.0% of the Net Cash Proceeds actually received by the Company or any of its domestic subsidiaries from the incurrence of indebtedness for borrowed money (including hybrid securities and debt securities convertible to equity) by the Company or any of its domestic subsidiaries (or by any of its foreign subsidiaries to the extent the proceeds thereof are used to finance the Acquisition) (excluding (i) intercompany debt of

Exhibit A-2

the Company or any of its subsidiaries, (ii) borrowings under the Existing Revolving Agreement and the Replacement Revolving Facilities or any other ordinary course borrowings under working capital, overdraft or other revolving facilities, (iii)  issuances of commercial paper, (iv) one or more synthetic leases in an aggregate amount not to exceed $50 million, and (v) other indebtedness in an aggregate principal amount of $750,000,000) and (y) the aggregate amount of commitments received in respect of the Term Loan Facility (provided the conditions to funding of the Term Loan Facility are, in the written determination of the Company, no less favorable to the Company than the conditions to funding of the Bridge Facility).

2.

Equity Offerings:  100.0% of the Net Cash Proceeds actually received from the issuance of any equity securities by the Company or any of its subsidiaries (other than (i) issuances pursuant to employee stock plans or other benefit or employee incentive arrangements, (ii) issuances to the Company or any subsidiary of the Company, (iii) issuances in connection with (and substantially concurrently with the consummation of) or as consideration for an acquisition (but excluding any follow-up offering and any issuances pursuant to any equity forward contract contemplated in connection with the Acquisition), or (iv) issuances in connection with any increase in the purchase price with respect to the Acquisition described in paragraph 1 of Exhibit B.

3.

Asset Sales:  100.0% of the Net Cash Proceeds actually received by the Company or any of its domestic subsidiaries from the sale or other disposition of any property or assets of the Company or any of its domestic subsidiaries outside the ordinary course of business (except for (i) sales or other dispositions between or among the Company and its subsidiaries or between or among subsidiaries of the Company, (ii) sales or other dispositions, the Net Cash Proceeds of which individually (in any single transaction or series of related transactions) do not exceed $50,000,000, and (iii) other sales and dispositions the Net Cash Proceeds of which do not exceed $1,000,000,000 in the aggregate) in each case to the extent not reinvested in the business or committed to be reinvested in the business within 12 months after the receipt of such Net Cash Proceeds.

“Net Cash Proceeds” shall mean:

(a)           with respect to a sale or other disposition of any assets of the Company or any of its domestic subsidiaries, the excess, if any, of (i) the cash received in connection therewith (including any cash received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received) over (ii)

Exhibit A-3

the sum of (A) payments made to retire any debt that is secured by such asset and that is required to be repaid in connection with the sale thereof (other than Loans), (B) the reasonable expenses incurred by the Company or any of its subsidiaries in connection therewith, (C) taxes reasonably estimated to be payable in connection with such transaction, and (D) the amount of reserves established by the Company or any of its subsidiaries in good faith and pursuant to commercially reasonable practices for adjustment in respect of the sale price of such asset or assets in accordance with applicable generally accepted accounting principles, provided that if the amount of such reserves exceeds the amounts charged against such reserve, then such excess, upon the determination thereof, shall then constitute Net Cash Proceeds;

(b)           with respect to the incurrence of indebtedness for borrowed money, the excess, if any, of (i) cash received by the Company or any of its domestic subsidiaries in connection with such issuance over (ii) the sum of (A) payments made to retire any debt that is required to be repaid in connection with such issuance (other than Loans), and (B) the underwriting discounts and commissions and other reasonable expenses incurred by the Company or any of its subsidiaries in connection with such issuance; and

(c)  with respect to the issuance of equity securities (which, issuance, in the case of any equity forward contract, shall be deemed to occur when settlement under such forward contract occurs and the cash proceeds in connection with such settlement are received by the Company or its subsidiaries), the excess of (i) the cash received in connection with such issuance over (ii) the underwriting discounts and commissions and other reasonable expenses incurred by the Company or any of its subsidiaries in connection with such issuance.

As among affiliated Lenders, any applicable prepayments or commitment reductions of such affiliated Lenders may be applied among such affiliated Lenders as directed by such affiliated Lenders. All mandatory prepayments and commitment reductions will be applied without penalty or premium (except for breakage costs and accrued interest, if any) and will be applied pro rata to the outstanding Loans or commitments under the Bridge Facility, as applicable. Mandatory prepayments of the Loans may not be reborrowed.

Collateral:	The obligations under the Bridge Facility will be unsecured.

Representations and Warranties:

The Bridge Facility will contain only the following representations and warranties by the Company (with respect to the Company and its subsidiaries), which representations and warranties (including exceptions, basket amounts and materiality qualifiers relating thereto) will be consistent, to the extent contained therein, with those contained in the Bridge Credit Agreement dated as of July 1, 2016 entered into among the Company, JPMorgan Chase Bank, N.A., as

Exhibit A-4

Administrative Agent, and the other financial institutions party thereto (the “Prior Bridge Credit Agreement”), as modified to reflect the Transactions (to the extent applicable), and otherwise only to the extent mutually agreed or expressly set forth below: existence, qualification and power; authorization, no contravention; governmental authorization; binding effect; financial statements, no material adverse effect, litigation; ownership or property, liens; environmental compliance; insurance; taxes; ERISA compliance; margin regulations, Investment Company Act; the Borrower is not an EEA Financial Institution; disclosure; compliance with laws; taxpayer identification number, other identifying information; representations as to foreign obligors (if applicable); and Patriot Act, sanctions and anti-corruption.

For purposes hereof, “consistent with those contained in the Prior Bridge Credit Agreement, as modified to reflect the Transactions (to the extent applicable),” and words of similar import, shall mean substantially the same as the Prior Bridge Credit Agreement with only modifications (a) as are necessary to reflect the other terms specifically set forth in this Commitment Letter and the Fee Letter, (b) to reflect any changes in law or accounting standards since the date of the Prior Bridge Credit Agreement and (c) to reflect the operational or other administrative requirements of the Administrative Agent, as reasonably agreed by the Company.

Covenants:

The Bridge Facility will contain only the following affirmative, negative and financial covenants of the Company (with respect to the Company and its subsidiaries), which covenants (including exceptions, basket amounts and materiality qualifiers relating thereto) will be consistent, to the extent contained therein, with those contained in the Prior Bridge Credit Agreement, as modified to reflect the Transactions (to the extent applicable), and otherwise only to the extent mutually agreed or expressly set forth below.

Affirmative covenants: financial statements; certificates, other information; notices; payment of obligations; preservation of existence, etc.; maintenance of properties, maintenance of insurance; compliance with laws; inspection rights, books and records; use of proceeds in a manner consistent with that described under the heading “Purpose/Use of Proceeds” herein (and in compliance with the representation as to sanctions and anti-corruption laws); approvals and authorizations.

Negative covenants: liens; subsidiary indebtedness (which shall include a carveout for existing subsidiary indebtedness and Target indebtedness outstanding on the Closing Date); fundamental changes; dispositions (which shall permit dispositions of assets having an aggregate book value of up to 10% of the total consolidated assets of the Company and its subsidiaries); transactions with affiliates.

Exhibit A-5

The financial covenants shall consist of (a) a maximum consolidated leverage ratio (which shall be calculated in the manner provided in the Existing Revolving Agreement, it being agreed that the add back for non-recurring integration costs referred to in clause (viii)(a) of the definition of “Consolidated EBITDA” therein shall be modified to relate to this Transaction, and clause (viii)(b) of the definition of “Consolidated EBITDA” therein shall be modified to (A) refer to an aggregate add back for non-recurring integration costs related to  additional Qualified Acquisitions (as defined in the Existing Revolving Agreement) and (B) in connection with the incurrence of indebtedness prior to the consummation of any such Qualified Acquisition, give pro forma effect in such calculation to the Consolidated EBITDA of the applicable target and its subsidiaries), of  5.0 to 1.0 with a step down to 4.5 to 1.0 for any fiscal quarter ended at least six months after the Closing Date and (b) a minimum interest coverage ratio (which shall be calculated in the manner provided in the Existing Revolving Agreement) of 3.0 to 1.0, provided that, to the extent the maximum consolidated leverage ratio set forth in the Existing Revolving Agreement (as such Existing Revolving Agreement is amended from time to time hereafter and which shall include, for the avoidance of doubt, the manner in which such ratio is calculated, any step ups for Qualified Acquisitions and the relevant defined terms under such Existing Revolving Agreement used in such calculation) is more restrictive to the Company than the ratio set forth herein for the Bridge Facility on any relevant measurement date, the maximum consolidated leverage ratio applicable to the Bridge Facility shall automatically be modified to the extent necessary so that the maximum consolidated leverage ratio permitted under the Bridge Facility for such measurement date is not greater than the maximum consolidated leverage ratio permitted under the Existing Revolving Agreement (as such Existing Revolving Agreement is amended from time to time hereafter) for such measurement date.

Events of Default:

The Bridge Facility will contain only the following events of default, which events of default (including exceptions, basket amounts and materiality qualifiers relating thereto) will be consistent, to the extent contained therein, with those contained in the Prior Bridge Credit Agreement, as modified to reflect the Transactions (to the extent applicable), and otherwise only to the extent mutually agreed or expressly set forth below: failure to make payments when due; cross default or cross acceleration of material indebtedness (excluding repayment or offers to repay indebtedness based on a change of control as a result of the consummation of an acquisition by the Company or a subsidiary); noncompliance with covenants; breach of representations and warranties; bankruptcy; material judgments, ERISA; actual or asserted invalidity of Loan Documents; and “Change of Control” (to be defined similar to and consistent with the Prior Bridge Credit Agreement).  Consistent with the Prior Bridge Credit Agreement, the term “Threshold Amount” defined in the Prior Bridge Credit Agreement shall mean $150 million.

Exhibit A-6

Notwithstanding the foregoing or anything to the contrary provided herein, the “Covenants” and “Events of Default” for the Bridge Facility described above under such headings (and any remedies relating thereto) shall not become effective until immediately after the making of the Loans on the Closing Date (and in connection therewith the “Representations” described above under such heading shall only be made on the date the definitive credit agreement documentation is entered into and the Closing Date); provided that the bankruptcy event of default with respect to the Borrower shall be effective immediately prior to the making of the Loans on the Closing Date.

The failure of any representation or warranty (other than the Acquisition Agreement Representations or the Specified Representations) to be true and correct at any time when made will not constitute the failure of a condition precedent to the funding of the Bridge Facility.

Conditions Precedent:	The several obligations of the Lenders to make, or to cause one of their respective affiliates to make, Loans on the Closing Date, will be subject solely to the conditions set forth on Exhibit B.

Assignments and Participations, Confidentiality, Voting, Taxes, Reserve Requirements, Funding Indemnities, Defaulting Lenders and Bail-In:

The Bridge Facility will include provisions relating to assignments and participations, confidentiality, voting, taxes, reserve requirements, “Defaulting Lenders” and funding indemnities consistent with the corresponding provisions contained in the Prior Bridge Credit Agreement, as modified to reflect the Transactions (to the extent applicable) and otherwise only to the extent mutually agreed or expressly set forth below; provided that (i) prior to the making of Loans on the Closing Date, all assignments shall be subject to the Company’s reasonable satisfaction with any assignee and (ii) the provision of the Prior Bridge Credit Agreement permitting confidential information to be disclosed to participants, potential assignees and potential participants will be modified to permit such disclosure only to participants, potential assignees and potential participants to the extent the Borrower has consented in writing to the selection of such person (such consent not to be unreasonably withheld or delayed).  The Bridge Facility will contain customary provisions (including the Defaulting Lender provisions) related to the EU Bail-In regime.

Indemnity and Expenses:

The Bridge Facility will contain provisions relating to indemnity and related matters consistent with the corresponding provisions contained in the Prior Bridge Credit Agreement, as modified to reflect the

Exhibit A-7

Transactions (to the extent applicable) and otherwise only to the extent mutually agreed in a manner consistent with the indemnity provisions contained in the Commitment Letter).  The Borrower will pay (i) all reasonable, documented out-of-pocket expenses of the Administrative Agent and the Lead Arranger associated with the syndication of the Bridge Facility and the preparation, negotiation, execution, delivery and administration of the Loan Documents and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of counsel and the charges of IntraLinks) and (ii) all out-of-pocket expenses of the Administrative Agent and the Lenders (including the reasonable fees, disbursements and other charges of counsel) in connection with the enforcement of the Loan Documents or in any bankruptcy case or insolvency proceeding.

Governing Law and Jurisdiction:

The Loan Documents will provide that the Borrower will submit to the exclusive jurisdiction and venue of the federal and state courts of the State of New York and will waive any right to trial by jury.  New York law will govern the Loan Documents.

Counsel to the Company:	Wachtell, Lipton, Rosen & Katz and Wilmer Cutler Pickering Hale and Dorr LLP.

Counsel to the Lead Arranger, the Administrative Agent and the Lenders:
Simpson Thacher & Bartlett LLP.

Exhibit A-8

Annex A-I

Interest Rate and Certain Fees

Interest Rate:	All amounts under the Bridge Facility will bear interest, at the Company’s option, at a rate per annum equal to:

(a)         at a fluctuating rate per annum equal to the greatest of (x) the Administrative Agent’s prime rate and (y) the Federal Funds effective rate (which if less than zero shall be deemed zero) plus 0.5% and (z) the one-month Adjusted Eurodollar Rate plus 1.0% (the “Base Rate”) plus the Applicable Margin (as defined below); or

(b)         at a fluctuating rate per annum equal to (x) the rate per annum determined by the Administrative Agent to be the offered rate for eurodollar deposits for a period of one week or one, two or three months appearing on the page of the Reuters Screen which displays the rate administered by ICE Benchmark Administration Limited or any successor substitute page (such page currently being the LIBOR01 or LIBOR02 page) or (y) if the rate in clause (x) above is not available for such interest period, a customary interpolated rate based on applicable screen rates that are available; in each case, such rates to be deemed zero if less than zero, and in each case, as adjusted for applicable reserve requirements (the “Adjusted Eurodollar Rate”); plus the Applicable Margin (as defined below).

The Bridge Facility shall contain customary provisions relating to the Administrative Agent establishing an alternate rate of interest in the event that interest rates are not otherwise determinable.

The “Applicable Margin” will be determined as of any date by reference to the pricing grid contained on Annex A-I-A based on the Company’s senior unsecured indebtedness rating from Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Financial Services LLC (“S&P”).

The basis for calculating accrued interest and the interest periods for Loans bearing interest at the Adjusted Eurodollar Rate will be customary and appropriate for financings of this type.

Duration Fee:

The Company will pay to each Lender, in accordance with its respective interest, duration fees as follows: (a) 0.50% of the aggregate principal amount of the Loans held by such Lender on the date that is 90 days after the Closing Date, (b) 0.75% of the aggregate principal amount of the Loans held by such Lender on the date that is 180 days after the Closing Date and (c) 1.00% of the aggregate principal amount of the Loans held by such Lender on the date that is 270 days after the Closing Date (the “Duration Fee”).

Annex A-I

Default Rate:

Upon the occurrence and during the continuance of any default or event of default, interest on all overdue amounts (including, without limitation, principal) will accrue at a rate of 2.0% per annum plus the rate otherwise applicable to such amounts and will be payable on demand (the “Default Interest Rate”).

Annex A-I-2

Annex A-I-A

PRICING GRID

		Applicable Margin
	Rating	Adjusted Eurodollar Rate	Base Rate	Ticking Fee (as further described in the Fee Letter)

Level 1	A- / A3 or better	1.00%	0.00%	0.10%

Level 2	BBB+ / Baa1	1.125%	0.125%	0.125%

Level 3	BBB/Baa2	1.25%	0.25%	0.15%

Level 4	BBB-/Baa3	1.50%	0.50%	0.20%

Level 5	Any ratings lower than Level 4	1.75%	0.75%	0.25%

In the event of a split rating, the Applicable Margin will be determined by reference to the higher rating; provided that if the ratings are split by more than one Level, the Applicable Margin shall be determined by reference to the Level in the grid above that is one lower than the Level in which the higher rating appears.

Notwithstanding anything to the contrary herein, the Applicable Margin at each of the above Levels shall increase by 0.25% on the date that is 90 days following the Closing Date and by an additional 0.25% at the end of each 90 day period thereafter.

Annex A-I-A

Exhibit B

Conditions Precedent to the funding under the Bridge Facility

1.                                      Concurrent Transactions.  The terms of the Acquisition Agreement (including all exhibits, schedules, annexes and other attachments thereto) will be reasonably satisfactory to the Lead Arranger (it being agreed that the executed Acquisition Agreement and all exhibits, schedules, annexes and other attachments thereto delivered to the Lead Arranger on May 15, 2017 are reasonably satisfactory to the Lead Arranger), and the Company shall have paid (or, substantially concurrently with the funding under the Bridge Facility, shall pay) for all shares of the Target initially validly tendered in the Offer (as defined in the Acquisition Agreement) pursuant to the Acquisition Agreement, provided that no amendment, modification, or waiver of any term thereof or any condition to the Company’s obligation to consummate the Acquisition thereunder or consent granted thereunder will be made or granted by you or your subsidiaries, as the case may be, without the prior written consent (which consent shall not be unreasonably withheld or delayed) of the Lead Arranger (other than any such amendment, modification or waiver or consent that is not materially adverse to any interest of the Lead Arranger or the Lenders, it being understood that any (i) increase in the purchase price (other than an increase composed entirely of equity (or proceeds of equity)) of the Target, (ii) reduction in the “Offer Consideration” (as defined in the Acquisition Agreement on the date hereof) of more than 10%, or (iii) modifications, consents, amendments or waivers to the Acquisition Agreement that (A) modifies the definition of “Minimum Condition” (as defined in the Acquisition Agreement on the date hereof) such that the percentage referenced therein is less than 66 2/3%, or (B) makes any modification to  Section 2.04(a)(vi) or Section 2.05(a) of the Acquisition Agreement that would result in it becoming materially less likely that a majority of the directors on the  Target board as of the Closing Date would be directors designated by the Company or any of its subsidiaries (determined immediately prior to the Closing Date), in each case, will require the consent of the Lead Arranger, which consent shall not be unreasonably withheld or delayed, with any reduction in the “Offer Consideration” (including any reduction of less than 10%) resulting from an amendment, modification, waiver or consent to the terms of the Acquisition Agreement to be allocated to reduce commitments under the Bridge Facility (unless the Lead Arranger consents to an alternative allocation)).

2.                                      (i) Except as (A) set forth in the Company Letter (as defined in the Acquisition Agreement) (it being understood that any information, item or matter set forth therein shall be deemed disclosure with respect to, and shall be deemed to apply to, and qualify this Paragraph 2(i) to the same extent that it would be deemed, pursuant to the terms of the Acquisition Agreement, disclosure with respect to, and to apply to, and qualify the representation set forth in, Section 3.11(a) of the Acquisition Agreement) or (B) set forth in any Company SEC Documents (as defined in the Acquisition Agreement) publicly available at least two (2) Business Days (as defined in the Acquisition Agreement) prior to the date of the Acquisition Agreement (but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking” statements section and any other disclosures included therein to the extent they are cautionary, predictive or forward-looking in nature, it being understood that any factual information contained within such sections shall not be excluded), since October 31, 2016 through the date of the Acquisition Agreement there has not been any fact, change, event, development, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect (as defined below).

(ii) Since the date of the Acquisition Agreement there shall not have occurred any fact, change, event, development, occurrence or effect that would have or would reasonably be expected to

Exhibit B-1

have, individually or in the aggregate, a Target Material Adverse Effect (as defined below); provided that clause (ii) of the definition of Target Material Adverse Effect shall be excluded from such definition for the purposes of determining the satisfaction of this paragraph 2(ii).

“Target Material Adverse Effect” means any fact, change, event, development, occurrence or effect (each, an “Effect”) that, individually or in the aggregate, (i) materially adversely affects, or would reasonably be expected to materially and adversely affect, the business, assets, results of operations or financial condition of the Company (for the purposes of this paragraph, as defined in the Acquisition Agreement) and its Subsidiaries  (for the purposes of this paragraph, as defined in the Acquisition Agreement), taken as a whole, or (ii) prevents or materially impairs the ability of the Company (for the purposes of this paragraph, as defined in the Acquisition Agreement) to consummate the Transactions  (for the purposes of this paragraph, as defined in the Acquisition Agreement); provided, that, subject to the next occurring proviso in this definition, no Effect relating to or arising from any of the following shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Target Material Adverse Effect pursuant to subsection (i) of this definition: (A) general economic conditions (or changes in such conditions) in the United States, The Netherlands or any other country or region in the world in which the Company  (for the purposes of this paragraph, as defined in the Acquisition Agreement)  or its Subsidiaries  (for the purposes of this paragraph, as defined in the Acquisition Agreement) conduct business, including any adverse development regarding the European Union, one or more of its member states (including one or more member states leaving or being forced to leave the European Union) and the Eurozone (including one or more member states leaving or being forced to leave the Eurozone), or conditions in the global economy in general; (B) changes in any financial, debt, credit, capital, banking or securities markets or conditions; (C) changes in interest, currency or exchange rates or in the price of any commodity, security or market index; (D) changes after the date of the Acquisition Agreement in applicable Law (for the purposes of this paragraph, as defined in the Acquisition Agreement) (or the enforcement or interpretation thereof), changes after the date of the Acquisition Agreement in GAAP  (for the purposes of this paragraph, as defined in the Acquisition Agreement) or other applicable accounting standards, including Dutch GAAP (for the purposes of this paragraph, as defined in the Acquisition Agreement) (or the interpretation thereof), and changes after the date of the Acquisition Agreement in stock exchange rules or listing standards (or the enforcement or interpretation thereof); (E) changes in the industries in which the Company  (for the purposes of this paragraph, as defined in the Acquisition Agreement) or its Subsidiaries (for the purposes of this paragraph, as defined in the Acquisition Agreement) operate; (F) any change in the market price, trading volume or ratings of any securities or indebtedness of the Company  (for the purposes of this paragraph, as defined in the Acquisition Agreement) or any of its Subsidiaries  (for the purposes of this paragraph, as defined in the Acquisition Agreement), any change or prospective change of the ratings or the ratings outlook for the Company (for the purposes of this paragraph, as defined in the Acquisition Agreement) or any of its Subsidiaries (for the purposes of this paragraph, as defined in the Acquisition Agreement) by any applicable rating agency and the consequences of such ratings or outlook decrease, or the change in, or failure of the Company (for the purposes of this paragraph, as defined in the Acquisition Agreement) to meet, or the publication of any report regarding, any internal or public projections, forecasts, guidance, budgets, predictions or estimates of or relating to the Company (for the purposes of this paragraph, as defined in the Acquisition Agreement) or any of its Subsidiaries (for the purposes of this paragraph, as defined in the Acquisition Agreement) (it being understood that the underlying facts and circumstances giving rise to any such change or failure may, if they are not otherwise excluded from the definition of Target Material Adverse Effect, be deemed to constitute and may be taken into account in determining whether a Target Material Adverse Effect has occurred or will occur); (G) the continuation, occurrence, escalation, outbreak or worsening of any hostilities, war, police

Exhibit B-2

action, acts of terrorism, sabotage or military conflicts, whether or not pursuant to the declaration of an emergency or war; (H) the execution and delivery of the Acquisition Agreement or the announcement or pendency of the Transactions (for the purposes of this paragraph, as defined in the Acquisition Agreement) (including by reason of the identity of Buyer  (for the purposes of this paragraph, as defined in the Acquisition Agreement)), including the impact thereof on the relationships, contractual or otherwise, of the Company (for the purposes of this paragraph, as defined in the Acquisition Agreement) and its Subsidiaries (for the purposes of this paragraph, as defined in the Acquisition Agreement) with employees, customers, landlords, suppliers or partners (including the termination, suspension or modification of any such relationships), provided that the exception in this clause (H) shall not apply for purposes of the representations and warranties in Section 3.04 of the Acquisition Agreement; (I) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural or manmade disasters, any epidemic, pandemic or other similar outbreak (including any non-human epidemic, pandemic or other similar outbreak) or any other national, international or regional calamity; (J) any Action (for the purposes of this paragraph, as defined in the Acquisition Agreement) brought or threatened by shareholders of the Company  (for the purposes of this paragraph, as defined in the Acquisition Agreement) (whether on behalf of the Company (for the purposes of this paragraph, as defined in the Acquisition Agreement) or otherwise) asserting allegations of breach of fiduciary duty relating to the Acquisition Agreement or violations of securities Laws (for the purposes of this paragraph, as defined in the Acquisition Agreement) in connection with the Company Disclosure Documents (for the purposes of this paragraph, as defined in the Acquisition Agreement); (K) (i) any action expressly required to be taken pursuant to the Acquisition Agreement or (ii) any action taken at the express written direction of Parent (for the purposes of this paragraph, as defined in the Acquisition Agreement) or Buyer (for the purposes of this paragraph, as defined in the Acquisition Agreement); provided, in the case of this clause (K)(ii), that the Lead Arranger has consented to such direction by Parent (for the purposes of this paragraph, as defined in the Acquisition Agreement) or Buyer (for the purposes of this paragraph, as defined in the Acquisition Agreement); or (L) any item or matter to the extent disclosed in the Company Letter (for the purposes of this paragraph, as defined in the Acquisition Agreement); provided further, that with respect to subclauses (A), (B), (C), (D), (E), (G) and (I), if such Effect disproportionately affects the Company  (for the purposes of this paragraph, as defined in the Acquisition Agreement) and its Subsidiaries (for the purposes of this paragraph, as defined in the Acquisition Agreement), taken as a whole, compared to other similarly situated companies, then, to the extent not otherwise excluded from the definition of Target Material Adverse Effect, only such incremental disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Target Material Adverse Effect.

3.                                      Financial Statements.  At least 10 days prior to the Closing Date, the Lead Arranger shall have received (a) audited consolidated balance sheets and related statements of income and comprehensive income, shareholders’ equity and cash flows for the Company for the fiscal years ended December 31, 2014, 2015 and 2016 and (in the event that the date 10 days prior to the Closing Date occurs on a date that is more than 60 days following December 31, 2017), 2017 and (b) unaudited consolidated balance sheets and related statements of income, shareholders’ equity and cash flows for the Company for the fiscal quarters ended March 28, 2017 and each subsequent fiscal quarter ended on a date that is not a fiscal year end and that is at least 40 days before the date 10 days prior to the Closing Date, in each case prepared in accordance with US GAAP.  The Company’s filing of any (a) required audited financial statements with respect to the Company on Form 10-K or (b) required unaudited financial statements with respect to the Company on Form 10-Q, in each case, will satisfy the requirements under clauses (a) or (b), as applicable, of this paragraph. The Lead Arranger hereby acknowledges that it has received each

Exhibit B-3

of the financial statements for the fiscal years ended December 31, 2014, 2015 and 2016 and the fiscal quarter ended March 28, 2017, in each case, described in clauses (a) and (b) of the first sentence of this Section 3.

4.                                      Loan Documents.  The Borrower shall have executed and delivered or caused to be executed and delivered definitive documentation with respect to the Bridge Facility, on terms and conditions which shall be consistent with the terms set forth in this Commitment Letter and otherwise reasonably satisfactory to the Commitment Parties and the Company (the “Loan Documents”), and the Administrative Agent shall have received customary closing documents, including customary officer’s certificates, secretary’s certificates, legal opinions, corporate documents and evidence of authorization that are substantially consistent with those delivered for the Prior Bridge Credit Agreement.   The Lead Arranger shall have received all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, as reasonably requested by the Lead Arranger in writing at least 10 business days prior to the Closing Date. The terms of the documentation for the Bridge Facility shall be such that they do not impair the availability of the Bridge Facility on the Closing Date if the conditions set forth in this Exhibit B are satisfied.

Notwithstanding anything in this Commitment Letter, the Fee Letter, the Loan Documents or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, the only representations and warranties the accuracy of which shall be a condition to availability of the Bridge Facility on the Closing Date shall be (i) such representations and warranties made by the Target in the Acquisition Agreement as are material to the interests of the Lead Arranger and the Lenders, but only to the extent that the Company (or any of its affiliates) have the right to terminate their respective obligations (or to refuse to consummate the Offer (as defined in the Acquisition Agreement)) under the Acquisition Agreement as a result of a breach of such representations in the Acquisition Agreement (determined without regard to whether any notice is required to be delivered by you) (such representations, the “Acquisition Agreement Representations”) and (ii) the Specified Representations (as defined below).  For purposes hereof, “Specified Representations” means the representations and warranties of the Company in the Loan Documents relating to (i) corporate power and authority (including existence) of the Company, (ii) the execution, delivery, and enforceability of the Loan Documents, (iii) no conflicts with organizational documents, (iv) Federal Reserve margin regulations, (v) Patriot Act, sanctions and anti-corruption (but solely as and to the extent set forth in the Prior Bridge Credit Agreement), and (vi) the Investment Company Act.

5.                                      Payment of Fees and Expenses.  All costs, fees, expenses (including, without limitation, legal fees and expenses) and other compensation contemplated by the Commitment Letter and the Fee Letter payable to the Lead Arranger, the Administrative Agent or the Lenders will have been paid to the extent due and invoiced to the Company at least three days prior to the Closing Date.

6.                                      Existing Revolving Agreement.  There shall be no outstanding loans under the Existing Revolving Agreement (or the Replacement Revolving Facilities refinancing such Existing Revolving Agreement) the proceeds of which are used to finance the Acquisition (including any fees and expenses incurred in connection therewith) unless the commitments under the Bridge Facility have been utilized in full.

7.                                      Repayment of Target Bank Debt.  Substantially concurrently with the availability of the Bridge Facility on the Closing Date, the Target’s Credit Agreement dated as of March 11, 2014 among the Target, certain of its affiliates and UBS AG Stamford branch as Administrative Agent and the other agents party thereto (as amended or modified and including any refinancing or replacement

Exhibit B-4

thereof) and all commitments thereunder shall be terminated in full and all principal, interest and accrued and unpaid invoiced fees and expenses thereunder then outstanding shall be repaid in full, and the Company shall have provided evidence reasonably satisfactory to the Lead Arranger of the same.

8.                                      No Bankruptcy Event of Default.  No bankruptcy event of default of the Borrower under the Bridge Facility shall have occurred and be continuing on the Closing Date.

Exhibit B-5